Filed Pursuant to Rule 424(b)(5)
                                                File No. 033-50387

          Prospectus Supplement to Prospectus dated January 22, 1998

                                 $150,000,000

                         Crestar Financial Corporation
                  6 1/2% Putable/Callable Subordinated Notes
            Due January 15, 2018, Putable/Callable January 15, 2008
                               -----------------
     The Putable/Callable Subordinated Notes (the "Notes") due January 15, 2018 of Crestar Financial Corporation ("Crestar" or the "Company") bear interest at the rate of 6 1/2%. The Notes will be subject to mandatory redemption from the existing holders on January 15, 2008, through either (i) the exercise of the Call Option (as defined below) by Union Bank of Switzerland, London branch or Morgan Stanley & Co. International Limited, each a callholder (a "Callholder"), or (ii) in the event a Callholder does not exercise the Call Option, the automatic exercise of the Put Option by the Indenture Trustee on behalf of the holders. If a Callholder elects to purchase its applicable principal amount of the Notes, such Notes will be acquired by a Callholder from the holders on January 15, 2008 (the "Coupon Reset Date") at 100% of the entire principal amount thereof. See "Description of the Notes --
Call Option." If a Callholder for any reason does not elect to purchase its applicable principal amount of the Notes on the Coupon Reset Date, the Company will be required to repurchase such amount of the Notes from the holders thereof on January 15, 2008 at 100% of the principal amount thereof (the "Put Option"). See "Description of the Notes -- Put Option."

     The Notes will represent subordinated obligations of the Company and will be issued under the Indenture, dated as of September 1, 1993, as supplemented by the First Supplemental Indenture, dated as of January 1, 1998. Interest on the Notes is payable semi-annually on January 15 and July 15 of each year, commencing July 15, 1998. Except in the limited circumstances described herein (including the Put Option), the Notes are not subject to redemption by the Company prior to January 15, 2018 (the "Final Maturity Date").

     If a Callholder has elected to exercise the Call Option, the interest rate on the Notes will be reset by the Calculation Agents (as defined herein) effective on the Coupon Reset Date (as defined herein) pursuant to the Coupon Reset Process (as defined herein).

     Ownership of the Notes will be maintained in book-entry form by or through The Depository Trust Company ("DTC"). Interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants ("Participants"). The purchasers of the Notes will not have the right to receive physical certificates evidencing their ownership except under the limited circumstances described herein. Settlement for the Notes will be made in immediately available funds. All payments of principal and interest on the Notes will be made by the Company in immediately available funds so long as the Notes are maintained in book-entry form.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          Price to       Underwriting Discount     Proceeds to
                         Public(1)        and Commissions(2)       Company(3)(4)
6 1/2% Notes  ......      99.822%               0.650%               101.777%
Total   ............    $149,733,000           $975,000            $152,665,500

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from January 27, 1998.

(2) The Company has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deduction of expenses estimated to be $150,000.
(4) Includes consideration for the Notes and compensation for the Call Option.
                               -----------------
     The Notes are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made through the book-entry facilities of DTC on or about January 27, 1998.
                               -----------------
UBS Securities
                            Lehman Brothers
                                                    Morgan Stanley Dean Witter
The date of this Prospectus Supplement is January 22, 1998.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE PURCHASE OF NOTES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."


                                USE OF PROCEEDS

     Net proceeds from the sale of the Notes will be used by the Company for general corporate purposes as set forth under the heading "Use of Proceeds" in the accompanying Prospectus.


                              RECENT DEVELOPMENTS

     Crestar's net income for fiscal 1997 increased 42% over 1996 to $309.8 million or $2.77 per diluted share, resulting in a return on average assets of 1.42% and a return on average equity of 16.46%.

     During the third quarter of 1996, Crestar recorded a one-time expense related to the recapitalization of the Savings Association Insurance Fund
(SAIF) and a one-time benefit as a result of the repeal of the thrift bad recapture debt rule. The net result of these two items was a reduction in net income of $10.9 million. Additionally, in the fourth quarter of 1996, net income was reduced by $32.5 million for one-time charges associated with the acquisition of Citizens Bancorp, a $4.1 billion institution headquartered in Laurel, Maryland. Excluding these 1996 items, 1997 net income improved 18%, or $.43 per diluted share.

     Fiscal 1997 fourth quarter net income, excluding the one-time 1996 Citizens charge, increased 17% over the comparable 1996 period to $82.7 million or $.74 per diluted share, resulting in a return on average assets for the quarter of 1.46% and a return on average equity of 16.70%.

     Fully-taxable net interest income of $887.5 million was up 1% from 1996. The net interest margin for 1997 was 4.47%, up 3 basis points from 1996. Loans at December 31, 1997 were $15.7 billion, up 12% from year-end 1996.

     Noninterest income, excluding securities gains and losses, increased 26% in 1997 to $416.1 million. During the fourth quarter of 1997, Crestar securitized $212 million of student loans, resulting in a pre-tax gain of $9.3 million. Noninterest expense, excluding costs associated with the foreclosed properties, was $711.2 million for the year, an improvement of 8% from 1996.

     Net charge-offs for 1997 were $99.7 million or .69% of average loans compared to $100.6 million or .74% of average loans in 1996. For the fourth quarter of 1997, net charge-offs were $24.3 million or .64% of average loans. The provision for loan losses was $108.1 million for 1997 compared to $95.9 million in 1996. For the quarter, the provision was $23.3 million versus $24.1 million in the fourth quarter of 1996.

     Nonperforming assets at year-end 1997 were $86.2 million, down from the $109.0 million at year-end 1996. Nonperforming assets at December 31, 1997 comprised .55% of loans and foreclosed properties and .35% of total assets compared to .77% and .48%, respectively, at the end of 1996. The allowance for loan losses at December 31, 1997 was $281.4 million and represented 1.79% of period end loans.

     In the fourth quarter of 1997 Crestar completed its acquisition of American National Bancorp, Inc. American National Bancorp, which was headquartered in Baltimore, had approximately $500 million in assets at the acquisition date.

                           DESCRIPTION OF THE NOTES

General

     The following description of the terms of the Notes supplements and, to the extent inconsistent therewith, replaces, the description of the general terms of the Securities (as defined in the Indenture) set forth in the accompanying Prospectus, to which description reference is made.

     The Notes are to be issued as a series of subordinated debt securities under the Indenture, dated as of September 1, 1993, as supplemented by the First Supplemental Indenture dated as of January 1, 1998 (the "Indenture"), between the Company and The Chase Manhattan Bank, formerly known as Chemical Bank, (the "Indenture Trustee"), which is more fully described in the accompanying Prospectus.

     The Notes will mature on January 15, 2018 (the "Final Maturity Date"). On January 15, 2008, the holders of the Notes will be entitled to receive 100% of the principal amount thereof from either (i) the exercise by a Callholder of the Call Option or (ii) in the event a Callholder does not exercise the Call Option or fails for any reason to pay the Call Price to the Indenture Trustee when required, the exercise by the Indenture Trustee for and on behalf of the holders of the Notes of the Put Option. The Indenture Trustee will exercise the Put Option without the consent of, or notice to, the holders of the Notes.

     The principal amount of Notes will be $150,000,000 ("Principal Amount") and will be issuable only in registered form.

     The Notes will initially be represented by global securities deposited with, or on behalf of, DTC and will not be issued as individual definitive securities to their purchasers. Consequently, unless and until such individual definitive securities are issued, such purchasers will not be recognized as holders of the Notes under the Indenture and DTC will be the sole holder for all purposes under the Indenture and the Notes. Hence, until such time, such purchasers will only be able to exercise the rights of holders of the Notes indirectly through DTC and its respective participating organizations and, as a result, the ability of any such purchaser to pledge the Notes to persons or entities that do not participate in DTC's system, or to otherwise act with respect to such Notes, may be limited. See "Description of Securities -- Global Securities" in the accompanying Prospectus.

     The Notes will bear interest at the rate of 6 1/2% per annum from the date of issuance to January 15, 2008 (the "Coupon Reset Date"). If a Callholder elects to purchase an applicable principal amount of Notes pursuant to its Call Option, the Calculation Agents will reset the interest rate effective on the Coupon Reset Date for such Notes, pursuant to the Coupon Reset Process described below. In such circumstance, (i) the applicable principal amount of Notes will be purchased from the holders by such Callholder, in whole but not in part, at 100% of the principal amount thereof on the Coupon Reset Date, on the terms and subject to the conditions described herein (interest accrued to but excluding the Coupon Reset Date will be paid by the Company on such date to holders on the most recent Record Date), and (ii) on and after the Coupon Reset Date, such Notes will bear interest at the rate determined by the Calculation Agents in accordance with the procedures set forth below (the "Coupon Reset Process"). See "Coupon Reset Process" below.

     If a Callholder for any reason does not purchase its applicable principal amount of Notes on the Coupon Reset Date, the Indenture Trustee will be required pursuant to the Indenture to exercise the Put Option without the consent of, or notice to, the holders of such Notes and, upon such exercise, the Company will be required on January 15, 2008 to repurchase such Notes from the holders thereof at 100% of the principal amount thereof plus accrued interest, if any. See "Put Option" below.

     Interest will be payable on the Notes semi-annually on January 15 and July 15 of each year (each, an "Interest Payment Date"), commencing July 15, 1998, to the persons in whose name the Notes are registered on the fifteenth calendar day (whether or not a Business Day) immediately preceding the related Interest Payment Date (each, a "Record Date"). Interest will be calculated based on a 360 day year consisting of twelve 30 day months. "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in the City of New York are authorized or obligated by law, executive order or governmental decree to be closed.

     The Notes will be issued in denominations of $1,000 and integral multiples thereof.


Call Option; Put Option

     (i) Call Options. The Callholder will be Union Bank of Switzerland, London branch with respect to $75,000,000 principal amount of the Notes and will be Morgan Stanley & Co. International Limited with respect to $75,000,000 principal amount of the Notes. Pursuant to the terms of the Notes, the Callholders have the right to purchase the Notes in whole but not in part on the Coupon Reset Date (the "Call Option"), at a price equal to 100% of the principal amount thereof (the "Call Price"), by giving notice to the Indenture Trustee (the "Call Notice"). Such Call Notice shall be given to the Indenture Trustee, in writing, no later than fifteen calendar days prior to the Coupon Reset Date. In the event that less than all the Notes are subject to the exercise of the Call Option, thereupon the Indenture Trustee shall select by lot, or in any manner it shall deem fair, the Notes to be so called.

     In the event a Callholder exercises its rights under the Call Option, (i) not later than 2:00 p.m. New York time on the Business Day prior to the Coupon Reset Date, such Callholder shall deliver the Call Price in immediately available funds to the Indenture Trustee for payment of the Call Price on the Coupon Reset Date and (ii) the holders of the applicable principal amount of Notes shall be required to deliver such Notes to the applicable Callholder against payment therefor on the Coupon Reset Date through the facilities of DTC.

     If a Callholder elects to exercise the Call Option, the obligation of such Callholder to pay the Call Price is subject to the conditions precedent that,
(i) since the date of the Call Notice, no Event of Default (as defined in the Indenture), or any event which, with the giving of notice or passage of time, or both, would constitute an Event of Default, with respect to the Notes shall have occurred and be continuing; (ii) no Market Disruption Event (as defined below) shall have occurred; and (iii) two or more Dealers shall have provided timely Bids in the manner described under "Coupon Reset Process." No holder of any Notes or any interest therein shall have any right or claim against a Callholder as a result of such Callholder purchasing or not purchasing the Notes.

     (ii) Put Option. If the applicable Call Option has not been exercised, or if the applicable Callholder fails to deliver the Call Price, with respect to the applicable principal amount of the Notes, to the Indenture Trustee not later than 2:00 p.m. New York time on the Business Day prior to the Coupon Reset Date, the Indenture Trustee will be required for and on behalf of the holders of such Notes to exercise the option to put such Notes to the Company pursuant to the Put Option under the terms of such Notes (a "Put Option"). Upon exercise of the Put Option, the Company will be required to purchase such Notes on January 15, 2008, at a purchase price equal to 100% of the entire principal amount thereof (a "Put Redemption Price"). The Put Option will be exercised automatically by the Indenture Trustee, on behalf of the holders of such Notes, if the Call Option has not been exercised with respect to such Notes. If the Indenture Trustee exercises the Put Option, the Company will deliver the Put Redemption Price to the Indenture Trustee, together with the accrued and unpaid interest due on January 15, 2008, by no later than 12:00 noon New York time on the Coupon Reset Date and the holders of such Notes will be required to deliver such Notes to the Company against payment therefor on the Coupon Reset Date through the facilities of DTC. Such Notes will thereupon be cancelled and no Notes will be issued in lieu of or in exchange therefor. No holder of any Notes or any interest therein has the right to consent or object to the Indenture Trustee's duty to exercise the Put Option.


Coupon Reset Process

     Pursuant to the Indenture, UBS Securities LLC has been appointed the calculation agent for Notes subject to the Call Option of Union Bank of Switzerland, London branch and Morgan Stanley & Co. Incorporated has been appointed the calculation agent for Notes subject to the Call Option of Morgan Stanley & Co. International Limited (in such capacity as calculation agent, each a "Calculation Agent"); provided, that such Calculation Agents shall act jointly on all matters in the event that the Call Options are exercised for the entire principal amount of the Notes. If a Callholder for the applicable amount of Notes has exercised the Call Option as set forth above under "Call Option; Put Option", the Company and the applicable Calculation Agent shall complete the following steps in order to determine the interest rate to be paid on such Notes from and including such Coupon Reset Date to the Final Maturity Date. The Company and the applicable Calculation Agent shall use reasonable efforts to cause the actions contemplated below to be completed in as timely a manner as possible.

     (a) The Company shall provide the Calculation Agents with one list (the "Dealer List"), no later than four Business Days prior to the Coupon Reset Date, containing the names and addresses of five dealers, two of which shall be UBS Securities LLC in the event Union Bank of Switzerland, London branch exercises its Call Option and Morgan Stanley & Co. Incorporated in the event Morgan Stanley & Co. International Limited exercises its Call Option, from which it desires the applicable Calculation Agent to obtain the Bids (as defined below) for the purchase of such Notes. As used herein, "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in The City of New York generally are authorized or obligated by law or executive order to close.

     (b) Within one Business Day following receipt by the Calculation Agents of the Dealer List, the applicable Calculation Agent shall provide to each dealer ("Dealer") on the Dealer List (i) a copy of the Prospectus dated January 22, 1998, and a copy of the Prospectus Supplement dated January 22, 1998 relating to the offering of the Notes, (ii) a copy of the form of Notes and (iii) a written request that each such Dealer submit a Bid to the applicable Calculation Agent by 12:00 noon, New York City time (the "Bid Deadline"), on the third Business Day prior to the Coupon Reset Date (the "Bid Date"). "Bid" shall mean an irrevocable written offer given by a Dealer for the purchase settling on the Coupon Reset Date, and shall be quoted by such Dealer as a stated yield to maturity on the Notes ("Yield to Maturity"). Each Dealer shall be provided with (i) the name of the Company, (ii) an estimate of the Purchase Price (which shall be stated as a US Dollar amount and be calculated by the applicable Calculation Agent in accordance with clause (c) below), (iii) the principal amount and maturity of the Notes and (iv) the method by which interest will be calculated on the Notes.

     (c) The purchase price to be paid by any Dealer for the Notes (the "Purchase Price") shall be equal to (i) the principal amount of the Notes plus
(ii) a premium (the "Notes Premium") which shall be equal to the excess, if any, of (A) the discounted present value to the Coupon Reset Date of a bond with a maturity of January 15, 2018 which has an interest rate of 5.558%, semi-annual interest payments on each January 15 and July 15, commencing July 15, 2008, and a principal amount of $150,000,000, and assuming a discount rate equal to the Treasury Rate over (B) $150,000,000. "Treasury Rate" means the per annum rate equal to the offer side yield to maturity of the current on-the-run 10-year United States Treasury Security per Telerate page 500 at 11:00 a.m., New York time on the Bid Date (or such other date that may be agreed upon by the Company and the applicable Calculation Agent) or, if such rate does not appear on Telerate page 500 at such time, the rates on GovPx End-of-Day Pricing at 3:00 p.m. on the Bid Date.

     (d) Following receipt of the Bids, the applicable Calculation Agent shall provide written notice to the Company, setting forth (i) the names of each of the Dealers from whom such Calculation Agent received Bids on the Bid Date,
(ii) the Bid submitted by each such Dealer and (iii) the Purchase Price as determined pursuant to paragraph (c) above. Except as provided below, the applicable Calculation Agent shall thereafter select from the five Bids received the Bid with the lowest Yield to Maturity (the "Selected Bid") and establish the Coupon Reset Rate (the "Coupon Reset Rate") equal to the interest rate which would amortize the Notes Premium fully over the term of the Notes at the Yield to Maturity indicated by the Selected Bid, provided, however, that if such Calculation Agent has not received a Bid from a Dealer by the Bid Deadline, the Selected Bid shall be the lowest of all Bids received by such time and provided, further that if any two or more of the lowest Bids submitted are equivalent, the Company shall in its sole discretion select any of such equivalent Bids (and such selected Bid shall be the Selected Bid).

     (e) Immediately after calculating the Coupon Reset Rate, the applicable Calculation Agent shall provide written notice to the Company and the Indenture Trustee, setting forth such Coupon Reset Rate. The Company shall thereafter establish the Coupon Reset Rate as the new interest rate on the Notes, effective from and including January 15, 2008, by delivery to the Indenture Trustee on or before the Coupon Reset Date of an officers' certificate.

     (f) The applicable Callholder shall sell such Notes to the Dealer that made the Selected Bid at the Purchase Price, such sale to be settled on the Coupon Reset Date in immediately available funds.

     If a Calculation Agent determines that (i) since the Call Notice, an Event of Default, or any event which, with the giving of notice or the passage of time, or both, would constitute an Event of Default with respect to the Notes shall have occurred and be continuing, (ii) a Market Disruption Event (as defined below) has occurred following the exercise of its Call Option or the Call Option of the related Callholder or (iii) two or more of the Dealers have failed to provide Bids in a timely manner substantially as provided above, such Call Option will be automatically revoked, and the Indenture Trustee will exercise the Put Option on behalf of the holders. "Market Disruption Event" shall mean any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the establishment of minimum prices in such exchange; (ii) a general moratorium on commercial banking activities declared by either federal or New York State authorities; (iii) any material adverse change in the existing financial, political or economic conditions in the United States of America; (iv) an outbreak or escalation of major hostilities involving the United States of America or the declaration of a national emergency or war by the United States of America; or (v) any material disruption of the U.S. government securities market, U.S. corporate bond market, or U.S. federal wire system.

     The Indenture provides that the Calculation Agent for the applicable principal amount of Notes may resign at any time as Calculation Agent, such resignation to be effective ten Business Days after the delivery to the Company and the Indenture Trustee of notice of such resignation. In such case, the Company may appoint a successor Calculation Agent for the applicable principal amount of the Notes.

     Each Calculation Agent, in its individual capacity, may buy, sell, hold and deal in the Notes and may exercise any vote or join in any action which any holder of the Notes may be entitled to exercise or take as if it were not the Calculation Agent. Each Calculation Agent, in its individual capacity, may also engage in any transaction with the Company as if it were not the Calculation Agent.


                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain United States Federal income tax considerations relating to the purchase, ownership and disposition of the Notes by an initial holder of Notes who purchases the Notes on the Original Issue Date. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change. The discussion does not deal with all Federal tax considerations applicable to all categories of investors, some of which may be subject to special rules. In addition, this summary is limited to investors who will hold the Notes as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

     Investors are urged to consult their own tax advisors to determine the Federal, state, local, foreign, and other tax consequences relating to the purchase, ownership and disposition of the Notes.

     An opinion of tax counsel is not binding on the Internal Revenue Service (the "Service") or the courts. Prospective investors should note that no rulings have been or are expected to be sought from the Service with respect to any of the Federal income tax considerations discussed below, and no assurance can be given that the Service will not take contrary positions.


     Treatment of Notes

     There are no regulations, published rulings or judicial decisions involving the characterization for federal income tax purposes of securities with terms substantially the same as the Notes. However, in the opinion of Hunton & Williams, counsel to the Company, the Notes should be treated for federal income tax purposes as fixed rate debt instruments that mature on the Coupon Reset Date. Accordingly, it is not expected that the Notes will be issued with original issue discount for federal income tax purposes. Therefore, each holder should include in income the interest paid or accrued on the Notes in accordance with its usual method of accounting. Upon the sale, exchange, redemption or other disposition by a holder of Notes, the holder should recognize capital gain or loss equal to the difference between the amount realized from the disposition of the Notes (exclusive of amounts attributable to the payment of accrued interest not previously included in income, which will be taxable as ordinary income) and the holder's adjusted tax basis in the Notes at the time of the sale, ex change, redemption or other disposition. A holder's adjusted tax basis in Notes generally will equal the holder's purchase price for such Notes. Investors should be aware that the ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

     It is possible that the Service could contend that the Notes mature on the Final Maturity Date rather than the Coupon Reset Date. Because of the Coupon Reset Process, if the Notes were treated as maturing on the Final Maturity Date, holders would be subject to certain Treasury Regulations dealing with contingent debt obligations (the "Contingent Debt Regulations"). Under the Contingent Debt Regulations, each holder would be required (regardless of such holder's usual method of accounting) to include in income the daily portions of original issue discount for each day in the holder's taxable year that the holder owns the Note. Original issue discount for each interest accrual period generally will accrue in an amount equal to the product of the adjusted issue price of the Notes at the beginning of each interest accrual period and a projected yield to maturity of the Notes. The projected yield to maturity would be based on the "comparable yield" (i.e., the yield at which the Company would issue a fixed rate debt instrument maturing on the Final Maturity Date, with terms and conditions otherwise similar to those of the Notes). In addition, if the Contingent Debt Regulations applied, any gain recognized on the sale of Notes would be treated as interest income, while any losses would generally be ordinary to the extent of previously accrued original issue discount, and any excess would be capital loss. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.


     Foreign Holders of Notes

     Interest paid to a holder that is not a United States person for federal income tax purposes (a "Foreign Holder") generally will not be subject to United States federal income tax or to the 30% withholding tax generally imposed with respect to U.S. source interest paid to such persons, provided that such holder is not engaged in a trade or business in the United States in connection with which it holds such Notes, does not bear certain relationships to the Company and fulfills certain certification requirements. Under such certification requirements, the holder must certify, under penalties of perjury, that it is not a "United States person" and is the beneficial owner of the Notes, and must provide its name and address. For this purpose, "United States person" means a citizen or resident of the United States, a corporation, partnership, or other entity created or organized in or under the laws of the United States or any State thereof (including the District of Columbia), an estate the income of which is includible in gross income for United States Federal income tax purposes, regardless of its source, or a trust subject to the primary supervision of a court within the United States and the control of one or more U.S. fiduciaries with respect to substantial decisions.

     A Foreign Holder generally will not be subject to United States Federal income tax with respect to any gain recognized upon the disposition of Notes unless (i) such gain is effectively connected with the conduct by the Foreign Holder of a trade or business in the United States, (ii) in the case of an individual holder, such Foreign Holder is present in the United States for 183 days or more in the taxable year during which the disposition occurs and certain other conditions are met or (iii) the Notes are treated as subject to the Contingent Debt Regulations and the holder fails to satisfy the certification requirements of the preceding paragraph. Income of a Foreign Holder that is subject to regular United States income tax will not be subject to withholding tax so long as the Foreign Holder has provided the Company (or such person who otherwise would be required to withhold tax) with proper certification.

     Effective January 1, 1999, any foreign investor that seeks the protection of an income tax treaty with respect to the imposition of United States withholding tax generally will be required to obtain a taxpayer identification number from the Service in advance and provide verification that such investor is entitled to the protection of the relevant income tax treaty. Foreign tax-exempt investors generally will be required to provide verification of their tax-exempt status. Foreign investors are urged to consult with their tax advisors with respect to those new withholding rules.

 Backup Withholding

     Payments made on the Notes and proceeds from the sale of Notes will not be subject to a "backup" withholding tax of 31% unless, in general, the holder fails to comply with certain reporting procedures and is not an exempt recipient under applicable provisions of the Code.


                                 UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") the Company has agreed to sell to the several Underwriters listed below for which UBS Securities LLC is acting as Representative and the Underwriters have agreed to purchase the principal amount of the Notes set forth opposite its name below:



                                            Principal Amount
Underwriters                                   of Notes
------------------------------------------ -----------------
 UBS Securities LLC  .....................   $ 50,000,000
 Lehman Brothers Inc.   ..................     50,000,000
 Morgan Stanley & Co. Incorporated  ......     50,000,000
                                             -------------
  Total  .................................   $150,000,000
                                             =============

     Under the terms of the Underwriting Agreements, the Underwriters are committed to take any pay for all of the Notes, if any are taken.

     The Underwriters propose initially to offer the Notes to the public at the initial public offering price set forth on the cover page hereof and in part to certain securities dealers at such price less a concession of 0.40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.125% of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the lead manager.

     The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice.

     The Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

     The Underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the Notes in accordance with Regulation M under the Exchange Act. Over-allotment transactions involve syndicate sales in excess of the offering size creating a syndicate short position. Stabilizing transactions permit bids to purchase the Notes so long as the bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction. Such over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause prices of the Notes to be higher than they would otherwise be in the absence of such transactions. Neither the Company nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor the Underwriters make any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In the ordinary course of business, the Underwriters and their affiliates have and may in the future engage in investment banking transactions with the Company and certain of its affiliates.


                                 LEGAL MATTERS

     The validity of the Notes and certain federal income tax matters will be passed upon for the Company by Hunton & Williams, Richmond, Virginia. Certain legal matters will be passed upon for the Underwriters by their counsel, Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                      (This Page Intentionally Left Blank)

PROSPECTUS


                         Crestar Financial Corporation

                                Debt Securities
                                Preferred Stock
                                 Common Stock
                                ---------------
     Crestar Financial Corporation ("Crestar" or the "Company") intends to issue from time to time in one or more series of its (i) unsecured subordinated debt securities (the "Debt Securities"), (ii) shares of preferred stock (the "Preferred Stock"), which may be issued in the form of depositary shares evidenced by depositary receipts (the "Depositary Shares"), or (iii) shares of common stock (the "Common Stock"), on terms to be determined at the time of sale (the Debt Securities, Preferred Stock, Depositary Shares and Common Stock, collectively, the "Securities"). The Securities offered hereby (collectively, the "Offered Securities") may be offered separately or as units with other Offered Securities, in separate series in amounts, at prices and on terms to be determined at the time of sale and to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The Debt Securities will be subordinate to all existing and future Senior Indebtedness, as defined in the Indenture (as defined herein). The holders of Debt Securities of any series may be obligated at maturity to exchange such Debt Securities for Capital Securities of the Company. Unless otherwise indicated in the applicable Prospectus Supplement, the maturity of the Debt Securities will be subject to acceleration only in the event of certain events of bankruptcy or reorganization of the Company. See "Description of Debt Securities."

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered, such as, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, currency, denomination, maturity, priority, interest rate (which may be variable or fixed), time of payment of interest, terms for optional redemption or repayment or for sinking fund payments, terms for conversion into or exchange for Capital Securities or other Offered Securities, and the initial public offering price; (ii) in the case of Preferred Stock, the specific title and stated value, number of shares or fractional interests therein, and the dividend, liquidation, redemption, conversion, voting and other rights, the initial public offering price, and whether interests in the Preferred Stock will be represented by Depositary Shares; (iii) in the case of Common Stock, the initial offering price; and (iv) in the case of all Offered Securities, whether such Offered Security will be offered separately or as a unit with other Offered Securities, will be set forth in a Prospectus Supplement. The Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by the Prospectus Supplement.

     The Offered Securities may be sold for public offering to underwriters or dealers, which may be a group of underwriters represented by one or more managing underwriters, or through such firms or other firms acting alone or through dealers. The Offered Securities may also be sold through agents to investors. See "Plan of Distribution." The names of any agents, dealers or managing underwriters, and of any underwriters, involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered and the applicable agent's commission, dealer's purchase price or underwriter's discount will be set forth in the Prospectus Supplement. The net proceeds to the Company from such sale will also be set forth in the Prospectus Supplement. Any underwriters, dealers or agents participating in the offering of Offered Securities may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act").


                                ---------------
     This Prospectus may not be used to consummate the sale of the Securities unless accompanied by a Prospectus Supplement.

                                ---------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.


                                ---------------
                The date of this Prospectus is January 22, 1998.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter, agent or dealer. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, New York, New York 10045. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission in Washington, D.C. Registration Statements on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Securities to which this Prospectus relates. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all the information set forth in the Registration Statement, including the exhibits thereto, which may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission under
Section 13 of the Exchange Act are hereby incorporated by reference in this
Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997; and
(iii) the Company's Current Report on Form 8-K dated January 14, 1997, amended by Form 8-K/A dated March 14, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the Prospectus Supplement.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Written or telephone requests should be directed to Crestar Financial Corporation, 919 East Main Street, P.O. Box 26665, Richmond, Virginia 23261-6665, Attention: Eugene S. Putnam, Jr., Senior Vice President, (804) 782-5619.

                                  THE COMPANY

     Crestar is the holding company for Crestar Bank. At December 31, 1997, Crestar had approximately $24.9 billion in total assets, $16.4 billion in total deposits and $2.1 billion in total shareholders' equity.

     In 1963, six Virginia banks combined to form United Virginia Bankshares Incorporated ("UVB"), a bank holding company formed under the Bank Holding Company Act of 1956 (the "BHCA"). UVB (parent company of United Virginia Bank) extended its operations into the District of Columbia by acquiring NS&T Bank, N.A. on December 27, 1985 and into Maryland by acquiring Bank of Bethesda on April 1, 1986, Loyola Federal SavingsBank, Baltimore, on December 31, 1995, and Citizens Bank on December 31, 1996. On September 1, 1987, UVB became Crestar Financial Corporation. On November 14, 1996, all of Crestar's banking subsidiaries were consolidated into Crestar Bank.

     Crestar serves customers through a network of 566 banking offices as of December 31, 1997. Crestar Bank offers a broad range of banking services, including various types of deposit accounts and instruments, commercial and consumer loans, trust and investment management services, bank credit cards and international banking services. Crestar's subsidiary, Crestar Insurance Agency, Inc., offers a variety of personal and business insurance products. Securities brokerage and investment banking services are offered by Crestar's subsidiary, Crestar Securities Corporation. Mortgage loan origination, servicing and wholesale lending are offered by Crestar Mortgage Corporation, and investment advisory services are provided by Crestar Asset Management Company, both of which are subsidiaries of Crestar Bank. These various Crestar subsidiaries provide banking and non-banking services throughout Virginia, Maryland and Washington, as well as certain non-banking services to customers in other states.

     The executive offices of the Company are located in Richmond, Virginia at Crestar Center, 919 East Main Street. Crestar's Operations Center is located in Richmond. Regional headquarters are located in Norfolk and Roanoke, Virginia, Washington, D.C., and Baltimore, Maryland.


                                USE OF PROCEEDS

     The net proceeds from the sale of the Securities will be used for general corporate purposes, including Crestar's working capital needs, the funding of investments in, or extensions of credit to, Crestar Bank and Crestar's nonbanking subsidiaries, possible acquisitions of other financial institutions or their assets, possible acquisitions of failed financial institutions offered for sale by regulatory authorities, possible acquisitions of, or investments in, other businesses of a type eligible for bank holding companies and possible reduction of outstanding indebtedness or repurchase of outstanding equity securities of Crestar. Pending such use, Crestar may temporarily invest the net proceeds in investment grade securities. Based upon its historical and anticipated future growth, including future acquisitions, and the financial needs of its subsidiaries, Crestar may engage in additional financings of a character and in amounts to be determined as the need arises.


                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

     The following are the consolidated ratios of earnings to fixed charges and the ratios of earnings to combined fixed charges and preferred stock dividend requirements for each of the periods indicated:



                                                                        Year Ended
                                                                       December 31,
                                                         -----------------------------------------
                                                          1997     1996     1995     1994     1993
                                                         ------   ------   ------   ------   -----
Earnings to fixed charges:
 Excluding interest on deposits  .....................    3.0      2.6      2.8      3.6      3.8
 Including interest on deposits  .....................    1.7      1.5      1.5      1.6      1.6
Earnings to combined fixed charges and preferred stock
dividend requirements:
 Excluding interest on deposits  .....................    3.0      2.6      2.8      3.6      3.7
 Including interest on deposits  .....................    1.7      1.5      1.5      1.6      1.5

     For purposes of computing the preceding ratios, earnings represent pre-tax income from continuing operations plus fixed charges. Fixed charges represent interest expense (exclusive of interest on deposits in one case and inclusive of such interest in the other), capitalized interest, amortization of debt issuance costs, and one-third (the amount deemed to represent an appropriate interest factor) of rent expense (net of income from subleases) under lease commitments. Preferred stock dividend requirements represent pre-tax earnings that would be required to cover preferred stock dividends on outstanding preferred stock.

                              REGULATORY MATTERS

     Bank holding companies and banks operate in a highly regulated environment and are regularly examined by federal and state regulators. The following description briefly discusses certain provisions of federal and state laws and certain regulations and the potential impact of such provisions on Crestar and Crestar Bank. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory or regulatory provisions.


Bank Holding Companies

     As a bank holding company registered under the BHCA, Crestar is subject to regulation by the Federal Reserve Board. The Federal Reserve Board has jurisdiction under the BHCA to approve any bank or nonbank acquisition, merger or consolidation proposed by a bank holding company. The BHCA generally limits the activities of a bank holding company and its subsidiaries to that of banking, managing or controlling banks, or any other activity which is so closely related to banking or to managing or controlling banks as to be a proper incident thereto.

     The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 amended Section 3(d) of the BHCA by authorizing the FRB to approve on or after September 29, 1995 the acquisition by a bank holding company of more than 5% of any class of the voting shares of, or substantially all the assets of, any bank (or its holding company) located outside the state in which the operations of such acquiring bank holding company's banking subsidiaries are principally conducted on the date such company became a bank holding company, regardless of whether the acquisition would be prohibited by state law. Effective June 1, 1997, the law allows interstate bank mergers. The law also allows interstate branch acquisitions and de novo branching if permitted by the host state. These laws also permits interstate branch acquisitions and de novo branching in Virginia, Maryland and the District of Columbia by out-of-state banks if reciprocal treatment is accorded Virginia, Maryland or District of Columbia banks (as the case may be) in the state of the acquiror or entrant.

     There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance fund in the event the depository institution becomes in danger of default or in default. For example, under a policy of the Federal Reserve Board with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so otherwise. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by either the Savings Association Insurance Fund ("SAIF") or the Bank Insurance Fund ("BIF") as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the SAIF or the BIF or both. The FDIC's claim for reimbursement is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution.

     Crestar is registered under the bank holding company laws of Virginia. Accordingly, Crestar is subject to further regulation and supervision by the State Corporation Commission of Virginia.


Capital Requirements

     The Federal Reserve Board has issued risk-based and leverage capital guidelines applicable to banking organizations it supervises. In addition, the Federal Reserve Board may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth. Under the risk-based capital requirements, Crestar is required to maintain a minimum ratio of total capital to risk-weighted assets of at least 8%. At least half of the total capital is required to be "Tier 1 capital", which consists principally of common and certain qualifying preferred stockholders' equity, less certain intangibles and other adjustments. The remainder "Tier 2 capital" consists of a limited amount of subordinated and other qualifying debt (including certain hybrid capital instruments) and a limited amount of the general loan loss allowance. The Tier 1 and total capital to risk-weighted asset ratios of Crestar as of September 30, 1997 were 10.4% and 13.0% respectively.

     In addition, a minimum leverage capital ratio (Tier 1 capital to average tangible assets) must be maintained. The guidelines provide for a minimum ratio of 3% for banks and bank holding companies that meet certain specified criteria, including that they have the highest regulatory examination rating and are not contemplating significant growth or expansion. All other institutions are expected to maintain a leverage ratio of at least 100 to 200 basis points above the minimum. The Tier 1 capital leverage ratio of Crestar as of September 30, 1997, was 9.3%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.


Limits on Dividends and Other Payments

     Crestar is a legal entity separate and distinct from Crestar Bank. Most of the revenue of Crestar comes from dividends paid by Crestar Bank. There are various limitations applicable to the payment of dividends to Crestar as well as the payment of dividends by Crestar to its shareholders. Under federal law, prior approval from the bank regulatory agencies is required if cash dividends declared by banks in any given year exceed net income for that year plus retained earnings of the two preceding years. Under these supervisory practices, at December 31, 1997, without obtaining prior regulatory approval, Crestar Bank could have paid additional dividends of approximately $279 million to Crestar. The payment of dividends by Crestar Bank, or Crestar, may also be limited by other factors, such as requirements to maintain capital above regulatory guidelines. Bank regulatory agencies have authority to prohibit any bank or holding company from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending upon the financial condition of the bank or holding company in question, could be deemed to constitute such an unsafe or unsound practice. The Federal Reserve Board has stated that, as a matter of prudent banking, a bank or bank holding company should not maintain its existing rate of cash dividends on common stock unless
(1) the organization's net income available to common shareholders over the past year has been sufficient to fund fully the dividends and (2) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality, and overall financial condition.


Crestar Bank

     Crestar Bank is supervised and regularly examined by the SCC and the Federal Reserve Bank of Richmond. Crestar Bank is also subject to various requirements and restrictions under federal and state law such as limitations on the types of services that it may offer, the nature of investments that it may make, and the amounts of loans that may be granted. Various consumer and compliance laws and regulations also affect the operations of Crestar Bank. In addition to the impact of regulation, Crestar Bank is affected significantly by actions of the Federal Reserve Board in attempting to control the money supply and the availability of credit.

     Crestar Bank is subject to the requirements of the Community Reinvestment Act (the "CRA"). The CRA imposes on financial institutions an affirmative and ongoing obligation to help meet the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution's efforts in helping to meet community credit needs currently are evaluated as part of the examination process pursuant to twelve assessment factors. These factors also are considered in evaluating mergers, acquisitions and applications to open branches. Crestar Bank has attained either an "outstanding" or "satisfactory" rating on its most recent CRA performance evaluations.

     As an institution with deposits insured by BIF and SAIF, Crestar Bank is subject to insurance assessments imposed by the FDIC. Legislation that became effective on September 30, 1996 assessed a one-time charge on deposits insured by the Savings Association Insurance Fund (SAIF). As a result of the acquisition of thrift institutions in recent years, approximately 45% of Crestar Bank's deposit base was SAIF-insured and the one-time charge assessed against Crestar Bank on an after-tax basis was approximately $22 million. This charge was recognized in Crestar's publicly announced third quarter 1996 earnings and has had the effect of significantly reducing subsequent premiums payable by Crestar Bank into the SAIF.


Other Safety and Soundness Regulations

     The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," as such terms are defined under uniform regulations defining such capital levels issued by each of the federal banking agencies.


                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued under an Indenture, dated as of September 1, 1993, as supplemented by the First Supplemental Indenture dated as of January 1, 1998 (the "Indenture"), between the Company and The Chase Manhattan Bank, as Trustee (the "Trustee"). A copy of the Indenture is an exhibit to the Registration Statement of which this Prospectus forms a part. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Whenever particular Sections, Articles or defined terms of the Indenture are referred to, it is intended that such Sections, Articles or defined terms shall be incorporated herein by reference. The following sets forth certain general terms and provisions of the Debt Securities offered hereby. Further terms of the Offered Securities will be set forth in the applicable Prospectus Supplement.

General

     The Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series. (Section 301) $150,000,000 principal amount of 8 3/4% Subordinated Notes due November 15, 2004 are currently issued and outstanding under the Indenture, and the Company has $175,000,000 aggregate principal amount of subordinated debt securities outstanding under an Indenture, dated as of February 1, 1985 (the "Prior Indenture"), as supplemented by a First Supplemental Indenture dated as of March 1, 1986, a Second Supplemental Indenture dated as of September 1, 1986, and a Third Supplemental Indenture dated as of July 1, 1992, between the Company and the Trustee. Neither the Indenture nor the Debt Securities will limit or otherwise restrict the amount of other indebtedness which may be incurred or the other Debt Securities which may be issued by the Company or any of its Subsidiaries. The Debt Securities will not be deposits or other obligations of a bank and will not be insured by the FDIC.

     Because the Company is a holding company, its rights and the rights of its creditors, including any holder of the Securities offered hereby, to participate in any distribution of the assets of any subsidiary of the Company upon the latter's liquidation or recapitalization will be subject to the prior claims of such subsidiary's creditors (including, in the case of Crestar Bank, its depositors), except to the extent that the Company may itself be a creditor with recognized claims against such subsidiary. Claims on subsidiaries of the Company by creditors other than the Company include claims with respect to long-term debt and substantial obligations with respect to deposit liabilities, federal funds purchased, securities sold under repurchase agreements and other short-term borrowings.

     Unless otherwise indicated in the applicable Prospectus Supplement, the maturity of the Debt Securities will be subject to acceleration only in the event of certain events of bankruptcy or reorganization of the Company. See " -- Events of Default and Rights of Acceleration."

     The holders of Debt Securities of a specified series that are convertible into Common Stock ("Convertible Debt Securities") will be entitled at certain times specified in the Prospectus Supplement relating to such Convertible Debt Securities, subject to prior redemption, repayment or repurchase, to convert any Convertible Debt Securities of such series into Common Stock, at the conversion price set forth in such Prospectus Supplement, subject to adjustment and to such other terms as are set forth in such Prospectus Supplement.

     The holders of Debt Securities of any series may be obligated at maturity, or at any earlier time as set forth in the Prospectus Supplement relating to such series, to exchange them for Common or Preferred Stock of the Company. The terms of any such exchange and the Common or Preferred Stock issuable upon such exchange will be described in the Prospectus Supplement relating to such series of Debt Securities. (Article Thirteen) Whenever Debt Securities are exchangeable for Common or Preferred Stock, the Company will be obligated to deliver Common or Preferred Stock with a market value equal to the principal amount of such Debt Securities. In addition, the Company will unconditionally undertake, at the expense of the Company, to sell the Common or Preferred Stock in a sale (the "Secondary Offering") on behalf of any holders who elect to receive cash for the Common or Preferred Stock. The Common Stock is described below under "Description of Common Stock." A general description of the preferred stock of the Company is set forth below under "Description of Preferred Stock."

     The staff of the Commission has advised the Company that Rule 13e-4 of the Commission's rules and regulations relating to tender offers by issuers, as currently in effect and interpreted, would be applicable to the exchange of Debt Securities of any series for Common or Preferred Stock and to any Secondary Offering. If, at the time of the exchange of Debt Securities of any series for Common or Preferred Stock and the Secondary Offering, Rule 13e-4 (or any successor rule or rules) applies to such transactions, the Company will comply with such rule (or any successor rule or rules) and will afford holders of such Debt Securities all rights and will make all filings required by such rule (or successor rule or rules). If fewer than all of the Debt Securities of a series may be exchanged for Common or Preferred Stock pursuant to the terms of such Debt Securities, the particular Debt Securities to be exchanged shall be selected by the Trustee utilizing a method the Trustee deems fair and equitable, provided that such method shall comply with the requirements of applicable law, including federal securities law.

     Reference is made to the applicable Prospectus Supplement for the specific terms of the series of Debt Securities offered thereby including (1) the title of the Debt Security; (2) the aggregate principal amount and denominations; (3) the maturity or maturities; (4) the price to be received by the Company from the sale of such Debt Securities; (5) the interest rate or rates (or the method of calculation thereof) to be established for the Debt Securities, which rate or rates may vary from time to time; (6) the date or dates on which principal of the Debt Securities is payable; (7) the date or dates from which interest on the Debt Securities shall accrue and the payment and record date or dates for payments of interest or the methods by which any such dates will be determined;
(8) the place or places where principal of (premium, if any) and interest, if any, on the Debt Securities is payable; (9) the terms of any sinking fund and analogous provisions with respect to the Debt Securities; (10) the respective redemption and repayment rights, if any, of the Company and of the holders of the Debt Securities and the related redemption and repayment prices and any limitations on such redemption or repayment rights; (11) any provisions relating to the conversion or exchange of the Debt Securities; (12) any addition to or change in the affirmative or negative covenants, if any, to be imposed upon the Company relating to any of the Debt Securities; (13) any trustee or fiscal or authenticating or payment agent, issuing and paying agent, transfer agent or registrar or any other person or entity to act in connection with such Debt Securities for or on behalf of the holders thereof or the Company or an affiliate; (14) whether such Debt Securities are to be issuable initially in temporary global form and whether any such Debt Securities are to be issuable in permanent global form and, if so, whether beneficial owners of interests in any such permanent global security may exchange such interests for Debt Securities of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur; (15) the listing of the Debt Securities on any securities exchange or inclusion in any other market or quotation or trading system; and (16) any other specific terms, conditions and provisions of the Debt Securities.

     Unless otherwise provided in the Prospectus Supplement, principal of and any premium and interest on the Debt Securities shall be payable, and the transfer of the Debt Securities will be registrable, at the office of the Trustee, except that, at the option of the Company, interest may be paid by mailing a check to the address of the person entitled thereto as it appears on the register for the Debt Securities. (Sections 305 and 1002)

     Unless otherwise indicated in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons and in denominations of $1,000 or any integral multiple thereof. (Section 302) No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Sections 302 and 305)

     Debt Securities may be issued as Original Issue Discount Securities (as defined in the Indenture) to be sold at a substantial discount below their principal amount. Special federal income tax and other considerations applicable thereto will be described in the Prospectus Supplement relating thereto.


Global Securities

     The Debt Securities of a series may be issued in the form of one or more fully registered securities in global form (each, a "Global Security") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series and will be registered in the name of the Depositary or its nominee. In such case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the aggregate principal amount of outstanding Debt Securities of the series represented by such Global Security or Securities. Unless and until any such Global Security is exchanged in whole or in part for Debt Securities in definitive certificated form, such Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor and except as described in the applicable Prospectus Supplement. (Section 303)

     The specific terms of the depositary arrangement with respect to a series of Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

     Upon the issuance of any Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions ("participants") that have accounts with such Depositary or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution or placement of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown by book-keeping entries on, and the transfer of that ownership interest will be effected only through book-keeping entries to, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown by book-keeping entries on, and the transfer of that ownership interest among or through such participants will be effected only through book-keeping entries to, records maintained by such participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive certificated form rather than book-entry form. Such laws may impair the ability to own, transfer or pledge beneficial interests in any Global Security.

     So long as the Depositary for a Global Security or its nominee is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below or otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in definitive certificated form and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person directly or indirectly owns its interest, to exercise any rights of a holder under the Indenture. The Indenture provides that the Depositary may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the Indenture. (Section 104) The Company understands that under existing industry practices, if the Company requests any action of holders or any owner of a beneficial interest in such Global Security desires to give any notice or take any action that a holder is entitled to give or take under the Indenture, the Depositary for such Global Security would authorize the participants holding the relevant beneficial interest to give such notice or take such action, and such participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Principal and any premium and interest payments on Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security. None of the Company, the Trustee or any paying agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. (Section 308)

     The Company expects that the Depositary for any series of Debt Securities represented by a Global Security, upon receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Global Security or Securities held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

     If the Depositary for any series of Debt Securities represented by a Global Security is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive certificated form in exchange for such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have the Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive certificated form in exchange for the Global Security representing such series of Debt Securities. (Section 305)

     Further, an owner of a beneficial interest in a Global Security representing Debt Securities of a series may, on terms acceptable to the Company and the Depositary for such Global Security, receive Debt Securities of such series in definitive certificated form, if the Company so specifies with respect to the Debt Securities of such series. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to have Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Debt Securities in definitive certificated form. Debt Securities of such series so issued in definitive certificated form will, except as set forth in the applicable Prospectus Supplement, be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form.
(Section 305)


Subordination of Debt Securities

     The obligations of the Company to make any payment on account of the principal of and premium, if any, and interest on the Debt Securities will be subordinate and junior in right of payment, to the extent set forth in the Indenture, to all Senior Indebtedness (as defined in the Indenture) of the Company. (Article 15) In the event that the Company shall default in the payment of any principal of or any premium or interest on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration of acceleration or otherwise, then, unless and until such default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment (in cash, property, securities by set-off or otherwise) will be made or agreed to be made for principal of or any premium or interest on the Debt Securities, or in respect of any redemption, retirement, purchase or other acquisition of any of the Debt Securities. (Section 1501) Senior Indebtedness is defined in the Indenture generally as any debt for borrowed money other than that which is expressly made pari passu or subordinate to the Debt Securities, together with certain obligations of general creditors.

     The Indenture does not limit or prohibit the incurrence of Senior Indebtedness. As of December 31, 1997, the Company had approximately $328 million of outstanding indebtedness within the definition of Senior Indebtedness and $531 million of indebtedness subordinated to Senior Indebtedness.

     In the event of (1) any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to the Company, its creditors or its property; (2) any proceeding for the liquidation, dissolution or other winding up of the Company, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings; (3) any assignment by the Company for the benefit of creditors; or (4) any other marshalling of the assets of the Company, all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) shall first be paid in full before any payment or distribution, whether in cash, securities or other property, is made to any holder of any of the Debt Securities on account thereof. In such event, any payment or distribution on account of the principal of or any premium or interest on the Debt Securities, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Debt Securities, to the payment of all Senior Indebtedness at the time outstanding, and to any securities issued in respect thereof under any such plan of reorganization or readjustment), which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the Debt Securities, shall be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness (including any interest thereon accruing after the commencement of any such proceedings) has been paid in full. In the event of any such proceeding, after payment in full of all sums owing with respect to Senior Indebtedness, the holder or holders of Debt Securities, together with the holders of any obligations of the Company ranking on a parity with the Debt Securities, shall be entitled to be paid from the remaining assets of the Company the amounts at the time due and owing on account of unpaid principal of (and premium, if any) and interest on the Debt Securities and such other obligations before any payment or other distribution, whether in cash, property or otherwise, shall be made on account of any capital stock or obligations of the Company ranking junior to the Debt Securities and such other obligations. If any payment or distribution on account of the principal of or any premium or interest on the Debt Securities of any character, whether in cash, securities or other property (other than securities of the Company or any other corporation provided for by a plan of reorganization or readjustment the payment of which is subordinate, at least to the extent provided in the subordination provisions with respect to the Debt Securities, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), or any security shall be received by the Trustee or any holder of any Debt Securities in contravention of any of the terms of the Indenture and before all the Senior Indebtedness shall have been paid in full, such payment or distribution or security will be received in trust for the benefit of, and will be paid over or delivered and transferred to, the holders of the Senior Indebtedness at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full. (Section 1501)

     By reason of such subordination, in the event of the insolvency of the Company, holders of Senior Indebtedness may receive more, ratably, and any holder or holders of the Debt Securities having a claim pursuant to such Debt Securities may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of an Event of Default in respect of the Debt Securities. See " -- Events of Default and Rights of Acceleration" for limitations on the right of acceleration.


No Restriction on Sale or Issuance of Stock of Crestar Bank

     The Indenture contains no covenant that the Company will not sell, transfer or otherwise dispose of any shares of, or securities convertible into, or options, warrants, or rights to subscribe for or purchase shares of, voting stock of any of its subsidiaries, including Bank Subsidiaries, nor does it prohibit any subsidiary from issuing any shares of, securities convertible into, or options, warrants or rights to subscribe for or purchase shares of, voting stock of such subsidiary.

     However, the Prior Indenture prohibits the issuance, sale, assignment, transfer or other disposition of shares of, or securities convertible into, or options, warrants or rights to subscribe for, or purchase shares of, Voting Stock (as defined below) of the Bank (as defined below) if, after giving effect to any such transaction and to the issuance of the maximum number of shares of Voting Stock of the Bank issuable upon the exercise of all such convertible securities, options, warrants or rights, the Company would own, directly or indirectly, 80% or less of the shares of the Bank, except that the covenant does not prohibit such sales, assignments, transfers or dispositions (1) made in compliance with an order of a court or regulatory authority of competent jurisdiction or made as a condition imposed by such court or authority to the acquisition by the Company, directly or indirectly, of any other corporation or entity or (2) when the proceeds are within 270 days, or such longer period of time as may be necessary to obtain regulatory approval in connection therewith, to be invested pursuant to an understanding or agreement in principle reached at the time of such sale, assignment, transfer or disposition in a Controlled Subsidiary (as defined below) (including any person which upon such investment becomes a Controlled Subsidiary) engaged in a banking business or any other business then legally permissible for bank holding companies. The Prior Indenture also prohibits (1) the merger or consolidation of the Bank with or into any other corporation unless the surviving corporation is, or upon consummation of the merger or consolidation will become, a Controlled Subsidiary and (2) the lease, sale or transfer of all or substantially all of the properties and assets of the Bank to any corporation or other person, except to a Controlled Subsidiary or a person that, upon such lease, sale or transfer, will become a Controlled Subsidiary. The term "Bank" is defined in the Prior Indenture to mean Crestar Bank and (i) any successor or successors to all or substantially all the business of Crestar Bank as presently constituted and (ii) any surviving corporation or transferee corporation described in the foregoing covenant. The term "Controlled Subsidiary" is defined in the Prior Indenture to mean a Subsidiary more than 80% of the outstanding shares of Voting Stock of which is owned by the Company and/or other Controlled Subsidiaries. The term "Voting Stock" is defined to mean stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.


Consolidation, Merger and Sale of Assets

     The Company, without the consent of the holder or holders of any of the outstanding Debt Securities, may consolidate or merge with or into, or convey, transfer or lease its properties and assets substantially as an entirety, to any corporation organized under the laws of any domestic jurisdiction, provided that the successor corporation assumes the Company's obligations on the Debt Securities and under the Indenture and that after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time would become an Event of Default, has occurred and is continuing, and that certain other conditions are met. (Section 801)


Events of Default and Rights of Acceleration

     Events of Default. The Indenture defines an Event of Default with respect to any series of Debt Securities as being certain events involving the bankruptcy or reorganization of the Company and such other events as may be established for the Debt Securities of a particular series. (Section 501) No Event of Default with respect to a particular series of Debt Securities issued under the Indenture necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued thereunder. If an Event of Default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, either the Trustee or the holder or holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holder or holders of a majority in aggregate principal amount of outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502)

     Limited Rights of Acceleration. The Indenture does not provide for any right of acceleration of the payment of principal of the Debt Securities upon a default in the payment of principal or any premium or interest or in the performance of any covenant or agreement in the Debt Securities or Indenture. In the event of a default in the payment of principal or any premium or interest or the performance of any covenant or agreement in the Indenture, the Trustee may, subject to certain limitations and conditions, seek to enforce payment of such principal, premium, if any, or interest (including the delivery of any Common or Preferred Stock in exchange for Debt Securities), or the performance of such covenant or agreement. (Section 503)

     The Indenture provides that, subject to the duty of the Trustee in the case of an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holder or holders shall have offered to the Trustee reasonable indemnity. (Sections 601 and 603) Subject to such provisions for the indemnification of the Trustee, the holder or holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

     The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 1007)


Modification and Waiver

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the holder or holders of a majority in principal amount of the Debt Securities of all affected series; provided, however, that no such modification or amendment may, without the consent of the holder or holders of all of the outstanding Debt Securities affected thereby,
(i) change the stated maturity date of the principal of, or any installment of principal of (or premium, if any) or any interest on, any Debt Security; (ii) reduce the principal amount of (or premium, if any), or interest on, any Debt Security, change the method of calculation thereon or reduce the amount payable on redemption thereof; (iii) reduce the amount of principal of a Debt Security payable upon acceleration of the maturity thereof; (iv) change the place or currency of payment of principal of (or premium, if any), or interest on, any Debt Security; (v) impair the rights of any holder of any Debt Securities to conversion rights; (vi) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; or (vii) reduce the percentage in principal amount of the Debt Security, the consent of whose holder or holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Sections 901 and 902)

     The holder or holders of a majority in principal amount of the Debt Securities of all affected series may, on behalf of the holder or holders of such Debt Securities, waive compliance by the Company with certain restrictive provisions of the Indenture. The holder or holders of a majority in principal amount of the Debt Securities of all affected series also may, on behalf of the holder or holders of all such Debt Securities, waive any past default under the Indenture with respect to such Debt Securities, except a default in the payment of the principal (or premium, if any), or interest on, any Debt Security or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder or holders of all of the outstanding Debt Securities affected thereby. (Section 513)


Regarding the Trustee

     The Chase Manhattan Bank is the Trustee under the Indenture. Notice to The Chase Manhattan Bank should be directed to its Corporate Trust Office, 450 West 33rd Street, New York, New York 10001, Attention: Corporate Trustee Administration Department. The Chase Manhattan Bank serves as trustee with respect to $50,000,000 aggregate principal amount of the Company's 8 5/8% Subordinated Notes due 1998, $125,000,000 aggregate principal amount of the Company's 8 1/4% Subordinated Notes due 2002 and $150,000,000 aggregate principal amount of the Company's 8 3/4% Subordinated Notes due 2004. The Company and certain of the Company's subsidiaries maintain deposit accounts and banking relations with the Trustee.


                        DESCRIPTION OF PREFERRED STOCK

General

     The following summary does not purport to be complete and is subject in all respects to applicable Virginia law, the Company's Restated Articles of Incorporation and Bylaws.

     The Company is authorized by its Restated Articles of Incorporation to issue 2,000,000 shares of Preferred Stock. Preferred Stock of the Company may be issued in series which may vary as to title and stated value, number of shares or fractional interests therein, and the dividend, liquidation, redemption, conversion, voting and other rights, the initial public offering price and whether interests in the Preferred Stock will be represented by Depositary Shares. The Board of Directors may fix such terms of any new series of Preferred Stock from time to time. The ability of the Board of Directors to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of Common Stock and, under certain circumstances, may discourage an attempt by others to gain control of the Company. The Company may amend from time to time its Restated Articles of Incorporation to increase the number of authorized shares of preferred stock. Any such amendment would require the approval of the holders of a majority of the outstanding shares of Common Stock, and the approval of the holders of a majority of the outstanding shares of all series of preferred stock voting together as a single class without regard to series. As of the date of this Prospectus, the Company has no series of preferred stock outstanding.

     Pursuant to Crestar's Restated Articles of Incorporation, the Board of Directors has designated a series of 100,000 shares of Participating Cumulative Preferred Stock, Series C (the "Series C Preferred Stock"), no shares of which have been issued. The Series C Preferred Stock was created in connection with Crestar's shareholder rights plan. See "Description of Common Stock."

     The Prospectus Supplement relating to each series of the Preferred Stock will describe the following terms thereof:

     (a) title and stated value of such series;

     (b) the number of shares in such series;

     (c) the dividend payment dates and the dividend rate or method of determination or calculation of such terms applicable to the series;

     (d) applicable redemption provisions, if any;

     (e) sinking fund or purchase fund provisions, if any;

     (f) the fixed liquidation price and fixed liquidation premium, if any, applicable to the series;

     (g) the rate or basis of exchange or conversion into other securities or method of determination thereof applicable to the series, if any;

     (h) the conversion rights, if any;

     (i) applicable voting rights; and

     (j) any other terms applicable thereto.


Redemption

     A series of the Preferred Stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption shall specify the number of shares of such series of Preferred Stock which shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption. The redemption price may be payable in cash, capital stock or in cash received from the net proceeds of the issuance of capital stock of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Stock. If the redemption price is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such series may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuances are insufficient to pay in full the aggregate redemption price then due, the applicable shares of such series of Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the Prospectus Supplement relating to such series of Preferred Stock.

     If fewer than all the outstanding shares of any series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the selection of the shares to be redeemed shall be determined by lot or pro rata as may be determined by the Board of Directors or a duly authorized committee thereof, or by any other method which may be determined by the Board of Directors or such committee to be equitable. From and after the date of redemption (unless default shall be made by the Company in providing for the payment of the redemption price), dividends shall cease to accrue on the shares of Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price) shall cease.


Conversion Rights

     The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, on which shares of that series are convertible into shares of Common Stock or another series of preferred stock of the Company. As described under "Redemption" above, under certain circumstances, the Preferred Stock may be mandatorily converted into Common Stock or another series of preferred stock of the Company. The Preferred Stock will have no preemptive rights.


Dividend Rights

     The holders of the Preferred Stock of each series shall be entitled to receive, if and when declared payable by the Board of Directors, out of assets available therefor, dividends at, but not exceeding, the dividend rate for such series (which may be fixed or variable), payable at such intervals and on such dates as are provided in the resolution of the Board of Directors creating such series. If such intervals and dividend payment dates shall vary from time to time for such series, such resolution shall set forth the method by which such intervals and such dates shall be determined. Such dividends on Preferred Stock shall be paid before any dividends, other than a dividend payable in Common Stock of the Company, may be paid upon or set apart for any shares of capital stock ranking junior to the Preferred Stock in respect of dividends or liquidation rights (referred to in this Prospectus as "stock ranking junior to the Preferred Stock").


Voting Rights

     Except as indicated below or in the Prospectus Supplement relating to a particular series of Preferred Stock, or except as expressly required by the laws of the Commonwealth of Virginia or other applicable law, the holders of the Preferred Stock will not be entitled to vote. Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of the Preferred Stock are entitled to vote. However, as more fully described below under " -- Depositary Shares," if the Company elects to issue Depositary Shares representing a fraction of a share of a series of Preferred Stock, each such Depositary Share will, in effect, be entitled to such fraction of a vote, rather than a full vote. Since each full share of any series of Preferred Stock shall be entitled to one vote, the voting power of such series, on matters on which holders of such series and holders of other series of preferred stock are entitled to vote as a single class, shall depend on the number of shares in such series, not the aggregate liquidation preference or initial offering price of the shares of such series of Preferred Stock.

     In addition to the foregoing voting rights, under the Virginia Stock Corporation Act as now in effect, the holders of Preferred Stock will have the voting rights set forth under " -- General" above with respect to amendments to the Company's Restated Articles of Incorporation which would increase the number of authorized shares of preferred stock of the Company.


Liquidation Rights

     In the event of any liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock shall be entitled to receive, for each share thereof, the fixed liquidation or stated value for the respective series together in all cases with all dividends accrued or in arrears thereon, before any distribution of the assets shall be made to the holders of any stock ranking junior to the Preferred Stock. If the assets distributable among the holders of the Preferred Stock should be insufficient to permit the payment of the full preferential amounts fixed for all series, then the distribution shall be made among the holders of each series ratably in proportion to the full preferential amounts to which they are respectively entitled.


Depositary Shares

     General. The Company may, at its option, elect to offer fractional shares of Preferred Stock, rather than full shares of Preferred Stock. In the event such option is exercised, the Company will issue to the public receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock as described below.

     The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (the "Depositary Bank"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

     The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional shares of Preferred Stock in accordance with the terms of the offering. If Depositary Shares are issued, copies of the forms of Deposit Agreement and Depositary Receipt will be incorporated by reference to the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to such documents.

     Pending the preparation of definitive engraved Depositary Receipts, the Depositary Bank may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.

     Surrender of Depositary Shares and Withdrawal of Preferred Stock. Upon surrender of Depositary Receipts to the Depositary Bank, the owner of the Depositary Shares evidenced thereby is entitled to receive the number of whole shares of Preferred Stock represented by such Depositary Shares. If the Depositary Receipts delivered evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Preferred Stock to be withdrawn, the Depositary Bank will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. Owners of Depositary Shares will be entitled to receive only whole shares of Preferred Stock. In no event with fractional shares of Preferred Stock (or cash in lieu thereof) be distributed by the Depositary Bank. Consequently, a holder of a Depositary Receipt representing a fractional share of Preferred Stock would be able to liquidate his position only by sale to a third party (in a public trading market transaction or otherwise) unless the Depositary Shares are redeemed by the Company or converted by the holder (if convertible by their terms into another security of the Company).

     Dividends and Other Distributions. The Depositary Bank will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the number of such Depositary Shares owned by such holders.

     In the event of a distribution other than in cash, the Depositary Bank will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary Bank determines that it is not feasible to make such distribution, in which case the Depositary Bank may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     Redemption of Depositary Shares. If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary Bank resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary Bank. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary Bank, the Depositary Bank will redeem as of the same redemption date the number of Depositary Shares representing the shares of Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary Bank.

     Voting the Preferred Stock. Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary Bank will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary Bank as to the exercise of the voting rights pertaining to the amount of the Preferred Stock represented by such holder's Depositary Shares. The Depositary Bank will endeavor, insofar as practicable, to vote the amount of the Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary Bank in order to enable the Depositary Bank to do so. The Depositary Bank may abstain from voting shares of the Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing such Preferred Stock.

     Amendment and Termination of the Depositary Agreement. The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary Bank. However, any amendment that materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by the Company or the Depositary only if (i) all outstanding Depositary Shares have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of Depositary Receipts.

     Charges of Depositary Bank. The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary Bank in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges, including a fee for the withdrawal of shares of Preferred Stock upon surrender of Depositary Receipts, as are expressly provided in the Deposit Agreement to be for their accounts.

     Miscellaneous. The Depositary Bank will forward to holders of Depository Receipts all reports and communications from the Company that are delivered to the Depositary Bank and that the Company is required to furnish to the holders of the Preferred Stock.

     Neither the Depositary Bank nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary Bank under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

     Resignation and Removal of Depositary Bank. The Depositary Bank may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary Bank, any such resignation or removal to take effect upon the appointment of a successor Depositary Bank and its acceptance of such appointment. Such successor Depositary Bank must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.


Miscellaneous

     The Preferred Stock when issued and full consideration is received for such Preferred Stock will be fully paid and nonassessable.

                          DESCRIPTION OF COMMON STOCK

General

     The following summary does not purport to be complete and is subject in all respects to applicable Virginia law, the Company's Restated Articles of Incorporation and Bylaws, and the Rights Agreement dated June 23, 1989.

     The Company is authorized by its Restated Articles of Incorporation to issue 200,000,000 shares of Common Stock. The Company had 111,420,187 shares of Common Stock outstanding at December 31, 1997. Each share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders. Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors of the Company out of funds legally available therefor. Dividends may be paid on the Common Stock only if all dividends on any outstanding Preferred Stock have been paid or provided for.

     The issued and outstanding shares of Common Stock are fully paid and nonassessable. Holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments by the Company.

     In the event of the voluntary or involuntary dissolution, liquidation or winding up of the Company, holders of Common Stock are entitled to receive, pro rata, after satisfaction in full of the prior rights of creditors and holders of Preferred Stock, if any, all the remaining assets of the Company available for distribution.

     Directors are elected by a vote of the holders of Common Stock. Holders of Common Stock are not entitled to cumulative voting rights.

     Chase Mellon Shareholder Services acts as the transfer agent and registrar for the Common Stock.


Rights

     In 1989, pursuant to the Company's shareholder rights plan, the Company distributed as a dividend one Right for each outstanding share of Common Stock, adjusted to one-half Right for each share of Common Stock to reflect a two-for-one stock split in the form of a stock dividend distribution in January, 1996. Each (one-half) Right entitles the holder to buy one one-thousandth of a share of Junior Preferred Stock at an exercise price of $57.50, subject to adjustment. The Rights will become exercisable only if a person or group acquires or announces a tender offer for 10% or more of the outstanding Common Stock. When exercisable, the Company may issue a share of Common Stock in exchange for each Right other than those held by such person or group. If a person or group acquires 30% or more of the outstanding Common Stock, each Right will entitle the holder, other than the acquiring person, upon payment of the exercise price, to acquire Series C Preferred Stock or, at the option of the Company, Common Stock, having a value equal to twice the Right's exercise price. If the Company is acquired in a merger or other business combination or if 50% of its earnings power is sold, each Right will entitle the holder, other than the acquiring person, to purchase securities of the surviving company having a market value equal to twice the exercise price of the Right. The Rights will expire on June 23, 1999, and may be redeemed by the Company at any time prior to the tenth day after an announcement that a 10% position has been acquired, unless such time period has been extended by the Board of Directors.

     Until such time as a person or group acquires or announces a tender offer for 10% or more of the Common Stock, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, and (ii) the surrender for transfer of any certificate for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Rights may not be transferred, directly or indirectly (i) to any person or group that has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the Rights (an "Acquiring Person"); (ii) to any person in connection with a transaction in which such person becomes an Acquiring Person; or (iii) to any affiliate or associate of any such person. Any Right that is the subject of a purported transfer to any such person will be null and void.

     The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that acquires more than 10% of the outstanding shares of Common Stock of the Company if certain events thereafter occur without the Rights having been redeemed. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors and the shareholders because the Rights are redeemable under certain circumstances.


Virginia Stock Corporation Act

     The Virginia Stock Corporation Act contains provisions governing "Affiliated Transactions." These provisions, with several exceptions discussed below, require approval of material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares (an "Interested Shareholder") by the holders of at least two-thirds of the remaining voting shares. Affiliated Transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder, or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries which increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than 5%.

     For three years following the time that an Interested Shareholder becomes an owner of 10% of the outstanding voting shares, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder without approval of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder, and majority approval of the "Disinterested Directors." A Disinterested Director means, with respect to a particular Interested Shareholder, a member of the Company's Board of Directors who was (1) a member on the date on which an Interested Shareholder became an Interested Shareholder and (2) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the Board. At the expiration of the three year period, the statute requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the Interested Shareholder.

     The principal exceptions to the special voting requirement apply to transactions proposed after the three year period has expired and require either that the transaction be approved by a majority of the corporation's Disinterested Directors or that the transaction satisfy the fair-price requirements of the statute. In general, the fair-price requirement provides that in a two-step acquisition transaction, the Interested Shareholder must pay the shareholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the Virginia corporation's shares in the first step.

     None of the foregoing limitations and special voting requirements applies to a transaction with an Interested Shareholder whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the Virginia corporation's Disinterested Directors.

     These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation can adopt an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. The Company has not "opted out" of the Affiliated Transactions provisions.

     Virginia law also provides that shares acquired in a transaction that would cause the acquiring person's voting strength to meet or exceed any of three thresholds (20%, 33 1/3% or 50%) have no voting rights unless granted by a majority vote of shares not owned by the acquiring person or any officer or employee-director of the Virginia corporation. This provision empowers an acquiring person to require the Virginia corporation to hold a special meeting of shareholders to consider the matter within 50 days of its request.


                              PLAN OF DISTRIBUTION

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered, such as, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, currency, denomination, maturity, priority, interest rate (which may be variable or fixed), time of payment of interest, terms for optional redemption or repayment or for sinking fund payments, terms for conversion into or exchange for Common or Preferred Stock or other Offered Securities, and the initial public offering price; (ii) in the case of Preferred Stock, the specific title and stated value, number of shares or fractional interests therein, and the dividend, liquidation, redemption, conversion, voting and other rights, the initial public offering price, and whether interests in the Preferred Stock will be represented by Depositary Shares; (iii) in the case of Common Stock, the initial offering price; and (iv) in the case of all Offered Securities, whether such Offered Security will be offered separately or as a unit with other Offered Securities, will be set forth in a Prospectus Supplement. The Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by the Prospectus Supplement.

     The Offered Securities may be sold for public offering to underwriters or dealers, which may be a group of underwriters represented by one or more managing underwriters, or through such firms or other firms acting alone or through dealers. The Offered Securities may also be sold through agents to investors. The names of any agents, dealers or managing underwriters, and of any underwriters, involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered and the applicable agent's commission, dealer's purchase price or underwriter's discount will be set forth in the Prospectus Supplement. The net proceeds to the Company from such sale will also be set forth in the Prospectus Supplement. Any underwriters, dealers or agents participating in the offering of Offered Securities may be deemed "underwriters" within the meaning of the Securities Act.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

     If an underwriter or underwriters are utilized in the sale of the Offered Securities, the Company will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached. The underwriter or underwriters with respect to an underwritten offering of Offered Securities will be set forth in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. If any underwriter or underwriters are utilized in the sale of the Offered Securities, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Offered Securities will be obligated to purchase all such Offered Securities if any are purchased. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Under such underwriting agreements, underwriters, dealers and agents who participate in the distribution of the Offered Securities, may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act or contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with, and perform services for, the Company and its Subsidiaries and the Trustee in the ordinary course of business.


                                 LEGAL MATTERS

     The validity of the Securities offered hereby will be passed upon for the Company by Hunton & Williams, Richmond, Virginia, counsel for the Company. Hunton & Williams may from time to time represent certain of the Underwriters in connection with various legal matters. Gordon F. Rainey, Jr., a member of Crestar's Board of Directors, is a partner with Hunton & Williams.


                                    EXPERTS

     The consolidated financial statements of the Company incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been so incorporated in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing. KPMG Peat Marwick LLP did not audit the consolidated financial statements of Citizens Bancorp ("Citizens"), which was acquired during 1996 in a transaction accounted for as a pooling of interests. Such statements are included in the consolidated financial statements of the Corporation and reflect total assets constituting 18% at December 31, 1996 and 1995, and total income from earning assets constituting 18% in 1996 and 1995 and 17% in 1994 of the related consolidated totals. Those statements were audited by Deloitte & Touche LLP whose report, dated January 16, 1997 expressed an unqualified opinion thereon. The report of KPMG Peat Marwick LLP, insofar as it relates to the amounts included for Citizens, is based solely on the report of Deloitte & Touche LLP. To the extent that KPMG Peat Marwick LLP will audit and report on future consolidated financial statements of the Company and consent to the use of their reports thereon, such future consolidated financial statements also will be incorporated by reference in the Registration Statement in reliance upon their reports and said authority.

                      (This Page Intentionally Left Blank)

       No person is authorized in connection with any offering made hereby to give any information or to make any representation other than as contained in this Prospectus Supplement or the Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any Underwriter. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person. Neither the delivery of this Prospectus Supplement and the Prospectus at any time nor any sale made hereunder shall under any circumstances create any implication that the information herein is correct as of any time subsequent to the date hereof. No action has been or will be taken in any jurisdiction by the Company or by any Underwriter that would permit a public offering of the shares of the securities offered hereby or possession or distribution of this Prospectus Supplement and the Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus Supplement and the Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the securities offered hereby and the distribution of this Prospectus Supplement and the Prospectus.

                     -----------------------------------
                               Table of Contents

                             PROSPECTUS SUPPLEMENT


                                                           Page
Use of Proceeds .......................................    S-2
Recent Developments   .................................    S-2
Description of the Notes ..............................    S-3
Certain Federal Income Tax Considerations  ............    S-5
Underwriting ..........................................    S-7
Legal Matters   .......................................    S-7
           PROSPECTUS
Available Information .................................     2
Incorporation of Certain Documents by Reference  ......     2
The Company  ..........................................     3
Use of Proceeds .......................................     3
Ratio of Consolidated Earnings to Fixed Charges  ......     3
Regulatory Matters ....................................     4
Description of Debt Securities ........................     5
Description of Preferred Stock ........................    11
Description of Common Stock ...........................    15
Plan of Distribution  .................................    16
Legal Matters   .......................................    17
Experts   .............................................    17





                                 $150,000,000




                               Crestar Financial
                                  Corporation


                   6 1/2% Putable/Callable Subordinated Notes
                             Due January 15, 2018,
                       Putable/Callable January 15, 2008



                      -----------------------------------
                             PROSPECTUS SUPPLEMENT
                                January 22, 1998
                      -----------------------------------




UBS Securities

                              Lehman Brothers


                                                    Morgan Stanley Dean Witter